SCHEDULE 13D

CUSIP No.   572900 10 8                                Page ____ of ____ Pages

   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            GENERAL ELECTRIC COMPANY IRS NO. 14-0689340

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                       (b) [X]
   3        SEC USE ONLY

   4        SOURCE OF FUNDS*

            NA

   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                 [X]

   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            NEW YORK

                                        7     SOLE VOTING POWER

                                              29,278,284 (SEE ITEM 6)

                                        8     SHARED VOTING POWER
    NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH                         --
   REPORTING PERSON WITH
                                        9     SOLE DISPOSITIVE POWER

                                              29,278,284 (SEE ITEM 6)

                                       10     SHARED DISPOSITIVE POWER

                                                   --

  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            29,278,284

  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
            CERTAIN SHARES*

  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.1%

  14        TYPE OF REPORTING PERSON*

            CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

==============================================================================

                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                           --------------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 2)

                        LOCKHEED MARTIN CORPORATION
                             (Name of Issuer)

                               COMMON STOCK
                              $1.00 PAR VALUE
                      (Title of Class of Securities)

                           --------------------

                                572900 10 8
                              (CUSIP Number)

                         GENERAL ELECTRIC COMPANY
                    (Name of Persons Filing Statement)

                             ROBERT E. HEALING
                         GENERAL ELECTRIC COMPANY
                           3135 Easton Turnpike
                            Fairfield, CT 06431
                          Tel. No.: 203-373-2243
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                             October 31, 1997
                  (Date of Event which Requires Filing of
                              this Statement)

                           --------------------

               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

==============================================================================

               GE hereby amends and supplements the Statement on Schedule 13D filed on April 12, 1993 (the "Original Statement") as amended on August 29, 1994 ("Amendment No. 1") with respect to the common stock, $1.00 par value per share, of Lockheed Martin Corporation, a Maryland corporation and the successor of Martin Marietta Corporation ("Lockheed Martin"), held by GE and certain of its subsidiaries as set forth in this Amendment No. 2.

               Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

               Item 1. Security and Company.

               The response set forth in Item 1 of the Original Statement is hereby amended and restated in its entirety as follows:

               The class of equity securities to which this statement relates is the common stock, $1.00 par value per share (the "Common Stock"), of Lockheed Martin. Lockheed Martin is the successor of Martin Marietta Corporation and Lockheed Corporation which combined their businesses in March 1995. The principal executive offices of Lockheed Martin are located at 6801 Rockledge Drive, Bethesda, Maryland 20817.

               Item 2.  Identity and Background.

               The response set forth in Item 1 of the Original Statement is hereby incorporated herein by reference and is amended and supplemented by the following:

               The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of GE is set forth on Schedule A.

               Except as set forth on Schedule B, during the last five years, neither GE, nor any subsidiary of GE nor any other person controlling GE nor, to the best of its knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Item 4.  Purpose of Transaction.

               The response set forth in Item 4 of the Original Statement is hereby incorporated herein by reference and is amended and supplemented by the following:

               On October 31, 1997 GE and certain of its subsidiaries entered into an Exchange Agreement (the "Exchange Agreement") with Lockheed Martin and LMT Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Lockheed Martin ("LMT Sub"). The following summary of certain terms of the Exchange Agreement is qualified in its entirety by reference to the copy of the Exchange Agreement attached hereto as Exhibit 99(f), which Agreement is incorporated herein by reference.

                Pursuant to the Exchange Agreement, on terms and subject to the conditions set forth therein, Lockheed Martin will exchange all of the issued and outstanding capital stock of LMT Sub for all of the Series A Convertible Preferred Stock par value $1.00 per share (the "Preferred Stock") (or Common Stock or a combination thereof) of Lockheed Martin owned by GE and certain of its subsidiaries. In addition, pursuant to the Exchange Agreement, GE and certain of its subsidiaries have agreed that, prior to November 28, 1997, they shall not deliver a conversion notice for the conversion of
Preferred Stock into Common Stock.   Upon consummation of the transactions
contemplated by the Exchange Agreement, GE and all of its subsidiaries will have disposed of their entire equity interest in Lockheed Martin.

               Under the Standstill Agreement, GE currently has two designees on Lockheed Martin's Board of Directors. In connection with the Exchange Agreement, at the Closing, the Standstill Agreement will be terminated and pursuant to a letter agreement dated October 31, 1997 (the "Letter Agreement") with Lockheed Martin, GE will, as of the Closing under the Exchange Agreement, subject to certain conditions, retain the right to propose for nomination one member of Lockheed Martin's Board of Directors. The foregoing description of certain terms of the Letter Agreement is qualified in its entirety by reference to the copy of the Letter Agreement attached hereto as Exhibit 99(g), which Agreement is incorporated herein by reference.

               Item 5.  Interest in Securities of the Company.

               The response set forth in Item 5 of the Original Statement is hereby incorporated herein by reference and is amended and supplemented by the following:

               (a) GE and certain of its subsidiaries have acquired and, for the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), beneficially own 29,278,284 shares of Common Stock, representing (based upon Lockheed Martin's most recent Form 10-Q) approximately 13.1% of the outstanding Common Stock of Lockheed Martin (assuming conversion of all shares of Preferred Stock).

               (b) Subject to the terms of the Standstill Agreement, GE and certain of its subsidiaries have the sole power to vote and to dispose of 29,278,284 shares of Common Stock.

               (c) Information concerning transactions involving shares of Common Stock of Lockheed Martin since July 30, 1997 is set forth on Schedule C.

               Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               The response set forth in Item 6 of the Original Statement as amended by Amendment No. 1 is hereby incorporated herein by reference and is amended and supplemented by the following:

               On October 31, 1997, Lockheed Martin and LMT Sub, entered into a Contribution and Assumption Agreement (the "Contribution Agreement"). The following summary of certain terms of the Contribution Agreement is qualified in its entirety by reference to the copy of the Contribution Agreement, attached hereto as Exhibit 99(e), which Agreement is incorporated herein by reference.

               The Contribution Agreement provides for the contribution to LMT Sub of substantially all of the assets used or held for use primarily in the conduct of two of Lockheed Martin's businesses along with a certain number of shares of common stock of Globalstar Telecommunications Limited and an amount in cash. Under this arrangement, LMT Sub will assume certain liabilities associated with the transferred businesses. If requested by Lockheed Martin after the closing, LMT Sub has agreed to make a loan or loans to Lockheed Martin pursuant to the terms and subject to the conditions set forth in the Contribution Agreement.

               Simultaneously with the execution of the Contribution and Assumption Agreement, GE and certain of its subsidiaries entered into the Exchange Agreement pursuant to which, on terms and subject to the conditions set forth therein, Lockheed Martin will exchange all of the issued and outstanding capital stock of LMT Sub for all of the Preferred Stock (or Common Stock or a combination thereof) of Lockheed Martin owned by GE and certain of its subsidiaries. The Preferred Stock is convertible into Common Stock with a market value of approximately $2.8 billion as of the close of business on October 31, 1997. As of the closing of such exchange, LMT Sub will hold two operating businesses, an equity interest and an amount in cash necessary to equalize the value of such exchange. Upon consummation of the transactions contemplated by the Exchange Agreement, GE and all of its subsidiaries will have disposed of their entire equity interest in Lockheed Martin, and the Standstill Agreement will be terminated.

               Item 7.  Material to be Filed as Exhibits.

               The response set forth in Item 7 of the Original Statement, as amended by Amendment No. 1, is hereby incorporated herein by reference and is hereby amended and supplemented by the following:

               Exhibit 99(e): Contribution and Assumption Agreement dated October 31, 1997 between Lockheed Martin Corporation and LMT Sub Inc.

               Exhibit 99(f): Exchange Agreement dated October 31, 1997 among General Electric Company, GE Investments, Inc., GE Government Services, Inc., Client Business Services, Inc., Lockheed Martin Corporation and LMT Sub Inc.

               Exhibit 99(g): Letter Agreement dated October 31, 1997 between General Electric Company and Lockheed Martin Corporation.

               Exhibit 99(h): Power of Attorney for Robert E. Healing and Eliza W. Fraser dated July 31, 1997.


                                SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 4, 1997

                                     GENERAL ELECTRIC COMPANY


                                     By: /s/ Robert E. Healing
                                         -----------------------------
                                         Name:  Robert E. Healing
                                         Title: Corporate Counsel


                                                                    SCHEDULE A

                      DIRECTORS AND EXECUTIVE OFFICERS OF

                           GENERAL ELECTRIC COMPANY

               The name, business address, title, present principal occupation or employment of each of the directors and executive officers of GE are set forth below. If no business address is given, the director's or officer's business address is GE's address. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to GE. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name                 Present Business Address     Present Principal Occupation
------------------    ------------------------    ----------------------------
D.W. Calloway        PepsiCo, Inc.                Retired Director and
                     700 Anderson Hill Road       Chairman of the Board,
                     Purchase, NY 10577           Pepsico, Inc.

J.I. Cash, Jr.       Harvard Business School      Professor of Business
                     Baker Library 187            Administration-Graduate
                     Soldiers Field               School of Business
                     Boston, MA 02163             Administration, Harvard
                                                  University

S.S. Cathcart        222 Wisconsin Avenue         Retired Chairman,
                     Suite 103                    Illinois Tool Works
                     Lake Forest, IL 60045

D.D. Dammerman       General Electric Company     Senior Vice President--
                     3135 Easton Turnpike         Finance, General Electric
                     Fairfield, CT 06431          Company

P. Fresco            General Electric Company     Vice Chairman of the
                     (U.S.A.)                     Board and Executive Officer,
                     3 Shortlands, Hammersmith    General Electric Company
                     London, W6 8BX, England

C.X. Gonzalez        Kimberly-Clark de Mexico,    Chairman of the Board
                     S.A. de C.V.                 and Chief Executive Officer,
                     Jose Luis Lagrange 103,      Kimberly-Clark de Mexico,
                     Tercero Piso                 S.A. de C.V.
                     Colonia Los Morales
                     Mexico, D.F. 11510, Mexico

G.G. Michelson       Federated Department Stores  Former Member of the
                     151 West 34th Street         Board of Directors,
                     New York, NY 10001           Federated Department Stores

E.F. Murphy          General Electric Company     Vice Chairman of the Board
                     3135 Easton Turnpike         and Executive Officer
                     Fairfield, CT 064321

S. Nunn              King & Spalding              Partner, King & Spalding
                     191 Peachtree Street, N.E.
                     Atlanta, Georgia 30303

J.D. Opie            General Electric Company     Vice Chairman of the
                     3135 Easton Turnpike         Board and Executive
                     Fairfield, CT 06431          Officer

R.S. Penske          Penske Corporation           Chairman of the Board
                     13400 Outer Drive, West      and President,
                     Detroit, MI 48239-4001       Penske Corporation

B.S. Prieskel        Suite 3125                   Former Senior Vice
                     60 East 42nd Street          President, Motion Picture
                     New York, NY 10165           Associations of America

F.H.T. Rhodes        Cornell University           President Emeritus
                     3104 Snee Building           Cornell University
                     Ithaca, NY 14853

A.C. Sigler          Champion International       Retired Chairman of the
                     Corporation                  Board and CEO and
                     1 Champion Plaza             former Director,
                     Stamford, CT 06921           Champion International
                                                  Corporation

D.A. Warner III      J. P. Morgan & Co., Inc.     Chairman of the Board,
                     & Morgan Guaranty Trust Co.  President, and Chief
                     60 Wall Street               Executive Officer,
                     New York, NY 10260           J.P. Morgan & Co.
                                                  Incorporated and Morgan
                                                  Guaranty Trust Company

J.F. Welch, Jr.      General Electric Company     Chairman of the Board
                     3135 Easton Turnpike         and Chief Executive
                     Fairfield, CT 06431          Officer, General
                                                  Electric Company

                             Citizenship

                     C. X. Gonzalez       Mexico
                     P. Fresco            Italy
                     All Others           U.S.A.


                GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS

Name                 Present Business Address    Present Principal Occupation
------------------   ------------------------    ----------------------------

J.F. Welch, Jr.      General Electric Company    Chairman of the Board and
                     3135 Easton Turnpike        Chief Executive Officer
                     Fairfield, CT 06431

P. Fresco            General Electric Company    Vice Chairman of the Board
                       (U.S.A.)                  Board and Executive Officer
                     3 Shortlands, Hammersmith
                     London, W6 8BX, England

P.D. Ameen           General Electric Company    Vice President and
                     3135 Easton Turnpike        Comptroller
                     Fairfield, CT 06431

J.R. Bunt            General Electric Company    Vice President and Treasurer
                     3135 Easton Turnpike
                     Fairfield, CT 06431

D.L. Calhoun         General Electric Company    Senior Vice President--GE
                     Nela Park                   Lighting
                     Cleveland, OH 44122

W.J. Conaty          General Electric Company    Senior Vice President--Human
                     3135 Easton Turnpike        Resources
                     Fairfield, CT 06431

D. M. Cote           General Electric Company    Senior Vice President--GE
                     3135 Easton Turnpike        Appliances
                     Fairfield, CT 06431

D.D. Dammerman       General Electric Company    Senior Vice President--
                     3135 Easton Turnpike        Finance
                     Fairfield, CT 06431

L.S. Edelheit        General Electric Company    Senior Vice President--
                     P. O. Box 8                 Corporate
                     Schenectady, NY 12301       Research and Development

B.W. Heineman, Jr.   General Electric Company    Senior Vice President--
                     3135 Easton Turnpike        General
                     Fairfield, CT 06431         Counsel and Secretary

J. R. Immelt         General Electric Company    Senior Vice President--GE
                     P.O. Box 414                Medical Systems
                     Milwaukee, WI 53201

W.J. Lansing         General Electric Company    Vice President--Corporate
                     3135 Easton Turnpike        Business Development
                     Fairfield, CT 06431

G. S. Malm           General Electric Company    Senior Vice President--Asia
                     3135 Easton Turnpike
                     Fairfield, CT 06431

W.J. McNerney, Jr.   General Electric Company    Senior Vice President--GE
                     1 Neumann Way               Aircraft Engines
                     Cincinnati, OH 05215

E.F. Murphy          General Electric Company    Vice Chairman of the Board
                     3135 Easton Turnpike        and Executive Officer
                     Fairfield, CT 06431

R.L. Nardelli        General Electric Company    Senior Vice President--GE
                     1 River Road                Power Systems
                     Schenectady, NY 12345

R.W. Nelson          General Electric Company    Vice President--Corporate
                     3135 Easton Turnpike        Financial Planning and
                     Fairfield, CT 06431         Analysis

J.D. Opie            General Electric Company    Vice Chairman of the Board
                     3135 Easton Turnpike        and Executive Officer
                     Fairfield, CT 06431

G.M. Reiner          General Electric Company    Senior Vice President--
                     3135 Easton Turnpike        Chief Information Officer
                     Fairfield, CT 06431

J.G. Rice            General Electric Company    Vice President--GE
                     2901 East Lake Road         Transportation Systems
                     Erie, PA 16531

G.L. Rogers          General Electric Company    Senior Vice President--GE
                     1 Plastics Avenue           Plastics
                     Pittsfield, MA 01201

J.W. Rogers          General Electric Company    Vice President--GE Motors
                     1635 Broadway
                     Fort Wayne, IN 46801

L.G. Trotter         General Electric Company    Vice President--GE
                     41 Woodford Avenue          Electrical Distribution
                     Plainville, CT 06062        and Control

                          Citizenship

                     P. Fresco         Italy
                     G. S. Malm        Sweden
                     All Others        U.S.A.


                                                                    SCHEDULE B



                                PROCEEDINGS


          1. Her Majesty's Inspectorate of Pollution v. IGE Medical Systems Limited (St. Albans Magistrates Court, St. Albans, Hertsfordshire, England, Case No. 04/00320181).

          In April, 1994, GEMS' U.K. subsidiary, IGE Medical Systems Limited (IGEMS) discovered the loss of a radioactive barium source at the Radlett, England facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution (HMIP) charged IGEMS with violating the Radioactive Substances
Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which (it) is so registered ... shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent ... loss of any registered source."

          At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay a fine of 5,000 Pound Sterling and assessed costs of 5,754 Pound Sterling. The prosecutors presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act.
He also told the court that the Radlett plant had been highlighted as an exemplary facility to HMIP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.

          2. Except for the foregoing, GE has not and, to the best of GE's knowledge, none of the directors and executive officers of GE has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          3. GE has not and, to the best of GE's knowledge, none of the directors and executive officers of GE has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                                                                    SCHEDULE C



                       TRANSACTIONS IN COMMON STOCK
                  OF LOCKHEED MARTIN SINCE JULY 30, 1997
                         BY GE OR ITS SUBSIDIARIES


          I. All of the purchases of Common Stock of Lockheed Martin set forth below were made by Employers Reinsurance Corporation, a wholly owned subsidiary of GE.


                Number of
   Date of     Common Stock      Nature            Price         Aggregate
 Transaction    Purchased     of Purchases       Per Share    Purchase Price
 -----------   ------------   ------------       ---------    --------------

   9/4/97        22,200        open market        $107.003        $2,375,466
   9/8/97         8,600        open market         106.625           916,975
   9/9/97        10,000        open market         106.869           919,073
                 ------                           --------        ----------
                 40,800                                           $4,211,514
                 ======                                           ==========